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Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of: December 2010	Commission File Number 1-14992

CORUS ENTERTAINMENT INC. (Name of Registrant)

Corus Quay 25 Dockside Drive Toronto, Ontario M5A 0B5 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORUS ENTERTAINMENT INC.

By:	/s/ Thomas C. Peddie Name: Thomas C. Peddie Title: Executive Vice President & CFO

Date: December 13, 2010

 EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Notice and Management Information Circular for the Annual & Special Mtg. of Shareholders — January 11, 2011
99.2	Form of Proxy

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SIGNATURES
EXHIBIT INDEX